Mail Stop 6010

Via Facsimile and U.S. Mail


June 3, 2005

Mr. Keith E. Palmer
Executive Vice President,
Chief Financial Officer and Treasurer
American Bio Medica Corporation
122 Smith Road
Kinderhook, NY 12106

      Re:	American Bio Medica Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004
	           File No. 000-28666

Dear Mr. Palmer:

      We have reviewed your filing and have the following comment. We have limited our review of the above referenced filing to only the issue addressed. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Management`s Discussion and Analysis or Plan of Operations

Critical Accounting Policies and Estimates, page 19
1. Regarding your disclosure related to estimates of items that reduce gross revenue such as customer programs and incentives and product returns:



a. Tell us the nature and amount of each of these accruals at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b. Tell us the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, price changes from competitors and introductions of new products.
c. To the extent that information you consider in b) is quantifiable, tell us both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer demand, third-party market research data comparing wholesalers or distributors inventory levels to end-customer demand.
For example, in discussing your estimate of products that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could be potentially be returned as of the balance sheet date.
d. If applicable, tell us any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e. Provide us a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f. Tell us the amount of and reason for fluctuations from 2003 to 2004 for each type of reduction of gross revenue, i.e. product returns and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

g. Tell us why you have not provided the above information in your MD&A to provide investors information about these critical accounting estimates.

*    *    *    *



      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Don Abbott, Senior Staff Accountant, at 202-551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,



							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Keith E. Palmer
American Bio Medica Corporation.
June 3, 2005
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